Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

December 7, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L.P.
Amendment No. 5 to

Registration Statement on Form S-1

Filed December 5, 2011

Amendment No. 6 to

Registration Statement on Form S-1

Filed December 6, 2011

File No. 333-176445

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 6, 2011, with respect to the Company’s Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (as amended to date, the “Registration Statement”), File No. 333-176445, filed with the Commission on December 5, 2011 and Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, filed with the Commission on December 6, 2011. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”).

For your convenience, we will hand deliver three full copies of Amendment No. 7, as well as three copies of Amendment No. 7 that are marked to show all changes made since Amendment No. 6.

Securities and Exchange Commission

December 7, 2011

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Unless otherwise specified herein, all references to page numbers and captions correspond to Amendment No. 7.

Summary, page 1

The Offering, page 10

Use of Proceeds, page 10

1.	We note your disclosure that you intend to use the estimated net proceeds of approximately $297.2 million along with expected borrowings of $2.8 million under your revolving credit facility to repay all of the $300 million of indebtedness outstanding under your promissory note and to fund a cash distribution to NRGY for reimbursement of capital expenditures. It appears that you will need to borrow an additional $80 million under your revolver in order to fund this distribution to NRGY, and we note that you have made disclosures to this effect throughout your filing. Please revise your disclosure under this heading to clarify this matter.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to clarify that we will borrow an additional $80 million under our revolver in order to fund the distribution to NRGY. Please see page 10.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Pro Forma Adjustments, page F-5

2.	Pro forma adjustment (f) states that it reflects the recording of pro forma interest expense on the $80 million in borrowings discussed in pro forma adjustment (e) and capital expenditures during the period. It appears that your pro forma interest expense should also include interest expense on the additional $2.8 million in borrowings used to pay the promissory note in full. If so, please clarify this matter for your investors.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to clarify that our pro forma interest expense does include interest expense on the additional $2.8 million in borrowings used to pay the promissory note. Please see page F-5.

Securities and Exchange Commission

December 7, 2011

Historical Consolidated Financial Statements, page F-7

Note 10. Subsequent Events, page F-22

3.	We note that this disclosure relates to the period from the balance sheet through the date of this filing. Your audit opinion is dated November 18, 2011, except for the second paragraph of Note 1, as to which the date is November 25, 2011. It therefore appears to us that this footnote should be labeled as unaudited. Please advise or revise.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to label footnote 1 as unaudited. Please see page F-22.

[Signature Page Follows.]

Securities and Exchange Commission

December 7, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 7 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr. Executive Vice President and Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Laura L. Tyson, Baker Botts L.L.P.